UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Mobile TeleSystems PJSC

(Name of Issuer)

Common Stock, nominal value 0.1 Russian ruble per share (the “Shares”)

American Depositary Shares, each representing two Shares (the “ADSs”)

(Title of Class of Securities)

6074091 (Shares)

607409109 (ADSs)

(CUSIP Number)

Sistema PJSFC

Mokhovaya Str 13, Building 1

Moscow 125009, Russian Federation

Attention: Mikhail Shamolin

t: +7 (495) 228-1500 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

David I. Gottlieb

Cleary Gottlieb Steen & Hamilton LLP

City Place House, 55 Basinghall Street

London EC2V 5EH, England

t: +44 20 7614 2230 f: +44 20 7600 1698

November 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091 (Shares)/ 607409109 (ADSs)
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema PJSFC (formerly “Joint Stock Financial Corporation Sistema”)
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 961,328,031
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 961,328,031
With	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 961,328,031
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 50.0194%
14		Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vladimir P. Evtushenkov
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 961,328,031
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 961,328,031
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 961,328,031
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.0194%
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema Finance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of shares	7	Sole Voting Power 106,186,540
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 106,186,540
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 106,186,540
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.53%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema Telecom Assets LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Russian Federation
Number of shares	7	Sole Voting Power 220,467,234
Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 220,467,234
With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,467,234
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.47%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 9 (this “Amendment”) is being filed jointly by Sistema, Sistema Finance, STA and Mr. Evtushenkov (together, the "Reporting Persons") and amends and supplements the Schedule 13D filed on March 24, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on April 21, 2003, Amendment No. 2 to the Schedule 13D filed on April 30, 2003, Amendment No. 3 to the Schedule 13D filed on December 17, 2004, Amendment No. 4 to the Schedule 13D filed on December 23, 2005, Amendment No. 5 to the Schedule 13D filed on June 28, 2016, Amendment No. 6 to Schedule 13D filed on September 23, 2016, Amendment No. 7 to Schedule 13D filed on October 31, 2016, and Amendment No. 8 to Schedule 13D filed on December 5, 2016 (as amended, the “Schedule 13D”) with respect to the shares of common stock, par value 0.1 Russian ruble per share (the “Shares”) and American Depositary Shares, each representing two Shares (“ADSs”), of Mobile TeleSystems PJSC (the “Issuer”). The address of the principal executive offices of the Issuer is 4 Marksistskaya Ulitsa, Moscow 109147, Russian Federation. This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is unaffected hereby. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer
Item 2.	Identity and Background

The seventh paragraph of part (a)-(c) of Item 2 is hereby amended and restated as follows:

The directors and executive officers of each of Sistema (other than Mr. Evtushenkov), Sistema Finance and STA are set forth in Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The description contained herein supplements Item 4 in the Schedule 13D and should be read in connection therewith:

On September 6, 2017, the Issuer announced the repurchase of its shares of common stock (“Shares”) and ADSs by means of a share repurchase plan under Rule 10b5-1 under the Securities Exchange Act of 1934 in the total aggregate amount of up to RUB 20,000,000,000 (the “Repurchase Plan”), which amount includes funds used for purchasing the Issuer’s shares from Sistema Finance as described below, until April 2019. The Repurchase Plan is carried out by the Issuer’s wholly-owned subsidiary Stream Digital, LLC (the “Purchaser”).

Sistema Finance also entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) (Exhibit C hereto) with the Purchaser, whereby Sistema Finance agreed to sell to the Purchaser a number of the Issuer’s Shares proportionate to the number of Shares and ADSs to be purchased by the Purchaser under the Repurchase Plan in each reporting month at the average price per Share calculated for a relevant month such that Sistema’s (together with its affiliated entities’) aggregate percentage ownership and voting power in the Issuer after the Repurchase Plan will be substantially equal to Sistema’s and such affiliates’ ownership as at the date of the commencement of the Repurchase Plan. Sistema Finance may refuse to sell the Issuer’s Shares to the Purchaser by giving the Purchaser notice before the beginning of a reporting period/month in which the Purchaser contemplates acquiring the Issuer’s Shares and ADSs under the Repurchase Plan, and may in this notice set a minimum price at which Sistema Finance agrees to transfer the Shares to the Purchaser.

On October 6, 2017, the Issuer announced that the Purchaser purchased 8,456,757 Shares from Sistema Finance, which is equivalent to 0.42% of the issued share capital of the Issuer. The amount of the transaction totaled RUB 2,388 mln.

On November 10, 2017, the Issuer announced that the Purchaser purchased 8,138,237 Shares from Sistema Finance, which is equivalent to 0.41% of the issued share capital of the Issuer. The amount of the transaction totaled RUB 2,298 mln.

Subject to the conditions mentioned herein and in the Schedule 13D, the Reporting Persons may acquire additional Shares or ADSs and/or sell or hold Shares or ADSs currently held. Any actions Sistema or the other Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Shares or ADSs; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Amendment and the Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)(b) and (c) of Item 5 are hereby amended and restated as follows:

(a) (b) As of November 10, 2017, Sistema held 634,674,257 Shares directly, which represent 33.02% of the Shares outstanding. Sistema has sole voting and dispositive power with respect to the Shares it holds and will, following settlement of the purchase and sale under the Stock Purchase Agreement, hold of record.

As of November 10, 2017, Sistema Finance held 106,186,540 Shares (in the form of Shares and ADSs) directly, which represent 5.53% of the Outstanding Shares. Sistema Finance has sole voting and dispositive power with respect to the Shares and ADSs it holds of record. As the controlling shareholder of Sistema Finance, Sistema may be deemed to beneficially own any Shares Sistema Finance holds of record.

As of November 10, 2017, STA held 220,467,234 Shares directly, which represent 11.47% of the Outstanding Shares. STA has sole voting and dispositive power with respect to the Shares it holds of record. As the sole shareholder of STA, Sistema may be deemed to beneficially own any Shares STA holds of record.

As of November10, 2017, Mr. Evtushenkov did not hold any Shares directly. As the controlling shareholder of Sistema, Mr. Evtushenkov may be deemed to beneficially own any Shares Sistema holds directly or beneficially.

As of November 10, 2017, Dr. Ron Sommer held 129,770 Shares directly, which represent 0.0068% of the Outstanding Shares, and options to purchase138,247 Shares (which are exercisable in 2018, 2019 and 2020), which represent 0.0072% of the Outstanding Shares. Dr. Sommer has sole voting and dispositive power with respect to the Shares he holds of record and, upon exercise of his options, Dr. Sommer would have sole voting and dispositive power with respect to the Shares he would hold of record upon such exercise. Prior to the exercise of his options and receipt of such Shares, however, Dr. Sommer does not have the power to vote or direct the vote of the Shares subject to his options.

As of November 10, 2017, Mr. Andrey Dubovskov held 467,805 Shares directly, which represent 0.0243% of the Outstanding Shares, and options to purchase 378,380 Shares (which are exercisable in 2018, 2019 and 2020), which represent 0.0197% of the Outstanding Shares. Mr. Dubovskov has sole voting and dispositive power with respect to the Shares he holds of record and, upon exercise of his options, Mr. Dubovskov would have sole voting and dispositive power with respect to the Shares he would hold of record upon such exercise. Prior to the exercise of his options and receipt of such Shares, however, Mr. Dubovskov does not have the power to vote or direct the vote of the Shares subject to his options.

As of November 10, 2017, Mr. Vsevolod Rozanov held 72,792 Shares directly, which represent 0.0038% of the Outstanding Shares. Mr. Rozanov has sole voting and dispositive power with respect to the Shares he holds of record.

Except as set forth in this Item 5(a)-(b) of this Amendment, to the knowledge of the Reporting Persons, none of the persons set forth in Exhibit A held any Shares directly or has the right to vote or dispose of any Shares held by Sistema, Sistema Finance or STA as of November 10, 2017.

The Reporting Persons may be deemed to be a group in relation to their respective holdings of Shares. The Reporting Persons do not affirm the existence of a group.

Except as set forth in this Item 5(a)-(b) of this Amendment and the Schedule 13D, each of the persons named in this Item 5(a)-(b) of this Amendment and the Schedule 13D disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b) of this Amendment and the Schedule 13D.

(c) Except as set in this Amendment and the Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has effected any transaction in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following paragraph:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

The Sale and Purchase Agreement between Sistema Finance and the Purchaser provides for the sale by Sistema Finance to the Purchaser of a number of the Issuer’s Shares proportionate to the number of the Issuer’s Shares and ADSs to be purchased by the Purchaser under the Repurchase Plan in each reporting month at the average price per share calculated for a relevant month such that Sistema’s (together with its affiliated entities’) aggregate percentage ownership and voting power in the Issuer after the Repurchase Plan will be substantially equal to Sistema’s and such affiliates’ ownership as at the date of the commencement of the Repurchase Plan. Moreover, Sistema Finance may refuse to sell the Issuer’s Shares to the Purchaser by giving the Purchaser notice before the beginning of a reporting period/month in which the Purchaser contemplates acquiring the Issuer’s Shares and ADSs under the Repurchase Plan, and may in this notice set a minimum price at which Sistema Finance agrees to transfer the Shares to the Purchaser.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Directors and Officers of Sistema, Sistema Finance and STA
Exhibit B Joint Filing Agreement*
Exhibit B English Translation of Letter
*Incorporated herein by reference to Exhibit B to Amendment No. 6 filed on September 23, 2016

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2017

SISTEMA PJSFC

By:	/s/ Mikhail Shamolin
Name:	Mikhail Shamolin
Its:	Chief Executive Officer

SISTEMA FINANCE S.A.

By:	/s/ Emile Wirtz
Name:	Emile Wirtz
Its:	Director

SISTEMA TELECOM ASSETS LLC
By:	/s/ Oleg Sidorov
Name:	Oleg Sidorov
Its:	General Director

/s/ Vladimir P. Evtushenkov
Vladimir P. Evtushenkov

EXHIBIT INDEX

Exhibit A (99.1)	Directors and Officers of Sistema, Sistema Finance and STA
Exhibit B (99.2)	Joint Filing Agreement*
Exhibit C (99.3)	English Translation of the Sale and Purchase Agreement
*Incorporated herein by reference to Exhibit B to the Amendment No. 6 filed on September 23, 2016